Contact

www.linkedin.com/in/terrence-barry-mckenna-1174ba36
(LinkedIn)

Top Skills

Medical Device R&D
Design Control
JIRA

Honors-Awards

Most Green Innovation
Finalist
Resolution Fellow
Certificate of Distinction in Teaching
Resident

Publications

Shape Deposition Manufacturing of a Soft, Atraumatic, Deployable Surgical Grasper.

Terrence Barry McKenna

Pursuing meaningful progress with excellence, gratitude, and humor
San Francisco, California, United States

Summary

Some things I've come to love about project management:
- Finding creative paths within established processes - how do you create possibilities rather than box people in?
- Developing process & tools to decrease mental burden and increase odds of success - how do you help people rely less on memory and more on proven safety nets?
- Asking insightful (or, more often, "obvious") questions to facilitate decision-making - how do you identify key inputs that are lacking or if you already have what you need to make a call?
- Navigating how deep to get into the weeds to ensure project success - I may not know enough to do your job, but do I know enough to know if you're doing it?

Experience

Intuitive
9 years 1 month

Manager PMO
January 2023 - Present (3 years 2 months)
Sunnyvale, California, United States

- Manage a team of project managers supporting the Instruments & Accessories group within Ion

Senior Project Manager (IV)
September 2021 - January 2023 (1 year 5 months)
Sunnyvale, California, United States

- Lead project manager for Ion system software
- Guide cross-functional team through all phases of SW development: early prototyping, scope finalization, requirement alignment, testing, integration, launch
- Drive regulatory strategy alignment with senior business stakeholders
- Facilitate trade-off discussions between feature set, field impact, timeline, and resourcing

Project Manager III
April 2020 - September 2021 (1 year 6 months)
Sunnyvale, California, United States

Ion by Intuitive

Clinical Development Engineer III
August 2019 - April 2020 (9 months)
Sunnyvale, CA

Surgical robotics R&D role spanning product management, risk analysis, and test engineering.

Risk management - Own clinical risk documentation. Collaborate with cross-functional teams to define risk mitigators. Design experiments to evaluate features via dry/wet labs and present findings to team.
Product management - Observe surgeons/procedures to understand user experience and needs. Work with marketing to define product requirements. Team-up with sales/training to support product launch and gather early feedback.
Software core team - Represent CDE at system software core team. Disseminate team decisions to CDE stakeholders. Negotiate for incorporation of CDE requests. File JIRAs and assess clinical risks within agile methodology. Coordinate within CDE to write and execute SW validation protocols for supported products.
Process improvement - Developed how-to guide for internal document review process. Implemented decision-tracking tool into review board workflow to ensure transparent actionable feedback.
Program assessment - Led development of a system for evaluating external AV vendors. Implemented a simple survey to assess existing AV equipment usage to identify high-value improvement opportunities.

Clinical Development Engineer II
February 2018 - August 2019 (1 year 7 months)
Sunnyvale, CA

Associate Clinical Development Engineer
February 2017 - February 2018 (1 year 1 month)
Sunnyvale, CA

Aether
Mechanical Engineer
November 2016 - February 2017 (4 months)
San Francisco Bay Area

Consulted for early stage start-up to accelerate mechanical design & improve inventory management.

Cru

Intern Rotation Program

June 2014 - July 2016 (2 years 2 months)

Pretoria Area, South Africa | Boone, NC

Two-year, self-funded internship with faith-based nonprofit. Created & scaled educational enrichment programs for high school & college students.

Program management - Launched two-week education program in Pretoria, RSA. Oversaw finances, operations, volunteer training, food prep, and registration. The program successfully improved 40 students basic math scores by 28%, after just two weeks, and concluded with a budget surplus.
Partnership development - Secured public school facilities, city-owned sports grounds, and church assembly space free of charge for two-week education program.
Donor development - Raised over $80k to support international service projects.

Green tech start-up

Co-Founder

November 2012 - August 2015 (2 years 10 months)

Cambridge, MA | Johannesburg, South Africa

My co-founder and I were awarded a social impact fellowship and secured seed funding to develop an inexpensive consumer device to promote green energy habits.

Harvard John A. Paulson School of Engineering and Applied Sciences

Course Assistant

2011 - 2014 (3 years)

Cambridge, MA

Introduction to CAD / CAM: Fall 2011 & 2012
Introduction to Circuit Design: Spring 2014

Education

Bachelor’s Degree, Mechanical Engineering · (2010 - 2014)